DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

December 11, 2024

VIA EDGAR
==========
Michael A. Rosenberg
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	83 Investment Group Income Fund; File Nos. 333-281984 and 811-24001

Dear Mr. Rosenberg,

On September 6, 2024, 83 Investment Group Income Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”). On October 7, 2024, you provided written comments regarding the Registration Statement. On November 13, 2024, the Registrant filed pre-effective amendment 1 to the Registration Statement (the “Amendment”). On November 25, 2024, Ken Ellington provided oral accounting comments regarding the Amendment. On December 4, 2024, you provided oral comments regarding the Amendment. On December 10, 2024, you provided oral comments regarding the Declaration of Trust.  Please find below your comments, Mr. Ellington’s comments, and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

Prospectus Comments

Investment Strategy

1.	In the second paragraph of the investment strategy, it states that the Fund favors Private Funds that invest in shorter-term loans, which is defined as five years or less. We note that the staff defines short term as 3 years or less, so please revise the disclosure to also reference medium term loans or remove the reference to “shorter-term.”

The Registrant has revised the disclosure to reference short to medium-term loans.

2.	In the last paragraph of the investment strategy, please consider adding more detail regarding how the Fund considers “the investment process,” the “portfolio construction process,” and the “ongoing monitoring process” of underlying investments.

The Registrant has revised the disclosure as suggested.

3.	The disclosure notes that the Fund may hold certain assets in subsidiaries. Please add disclosure that: a) single asset subsidiaries are “primarily” owned by the Fund; b) the Fund complies with the permissions of the 1940 Act governing capital structure and leverage on an aggregate basis with the subsidiary so that the Fund treats the subsidiary as its own for purposes of Section 18 of the 1940 Act; c) any investment adviser to the subsidiary will comply with the provisions of the 1940 act relating to investment advisory contracts as if it were an investment adviser to the Fund; and d) each subsidiary complies with the provisions of the 1940 Act related to affiliated transactions and custody, and identify the custodian of subsidiary, if any.

The disclosure requested is already found in “Investment Objective and Policies” later on in the Prospectus, but the Registrant has added it to the summary.

4.	In correspondence, (i) please confirm that any advisory agreement between a Subsidiary and the Adviser will be filed as an exhibit to the Fund’s registration statement; (ii) please state if the financials of the Subsidiaries will be consolidated with the Fund;(iii) please confirm that any Subsidiary and its board will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of 1940 Act.

The Subsidiaries have not yet been formed, but, when they are, (i) the Registrant will file any management fee of the Subsidiary as an exhibit to the Fund’s registration statement; (ii) the Registrant confirms that that financials of the Subsidiaries will be consolidated with those of the Fund; and (iii) the Registrant confirms that any Subsidiary and its board will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of 1940 Act.

5.	Please confirm that any management fee of wholly-owned subsidiaries will be included in the management fee shown in the fee table and that the other expenses of any wholly-owned subsidiary will be included in fee table.

The Registrant so confirms.

Purchasing Shares

6.	Please supplementally confirm, and include a statement in the registration statement that, the Fund will use order execution based on Section 23(b) of the 1940 Act.

The Registrant so confirms and has revised the disclosure as requested.

Purchase Terms

7.	The disclosure notes various situations where the investment minimum may be waived. Please clarify that these waivers will not be below $25,000 as is stated elsewhere in the prospectus.

The Registrant has revised the disclosure are requested.

Accounting Comments

8.	Please confirm in correspondence that the financial statements of any wholly owned or substantially owned subsidiaries will be consolidated with the fund

The Registrant so confirms.

9.	Please confirm if any of the subsidiaries will be charging a management fee, if so please confirm in correspondence that the subsidiary’s management fee including any performance fee will be included in management fees and the subsidiaries expenses will be included in other expenses in the fund prospectus fee table

The Registrant confirms that any subsidiaries will not be charged a management fee.

Declaration of Trust

10.	In Section 3.13, please add a provision to clarify explicitly that, notwithstanding anything to the contrary in the document, nothing in the document modifying restricting or eliminating the duties or liabilities of trustees shall apply to, or in any way limit, the duties of trustees, including state law fiduciary duties, duties of loyalty and care, or liabilities of such person with respect to matters arising under federal securities laws.

The Registrant has revised the Declaration of Trust as requested.

11.	In the prospectus in “Anti-Takeover and Other Provisions in the Declaration of Trust,” please summarize the provisions of Section 3.13 in an appropriate location, and please follow that disclosure with a statement that nothing in the declaration of trust shall apply to, or in any way limit, the duties of trustees, including state law fiduciary duties, duties of loyalty and care, or liabilities of such person with respect to matters arising under federal securities laws.

The Registrant has added the disclosure requested to the prospectus.

12.	In Sections 10.2 and 10.9, please revise the provisions to state that they do not apply to claims arising under the federal securities laws. Please also disclose in prospectus this provision and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and does not apply to claims arising under the federal securities laws).

The Registrant has revised the Declaration of Trust as requested. The disclosure requested in the prospectus is already in the fourth paragraph of “Anti-Takeover and Other Provisions in the Declaration of Trust.”

13.	Please disclose the provisions of Section 10.6(c) regarding the time needed to consider shareholder requests in the prospectus.

The Registrant has added the disclosure requested to the prospectus.

14.	Jury trial – please disclose in an appropriate location in prospectus that shareholders waive their right to a jury trial

The Registrant has added the disclosure requested to the prospectus.

* * *

If you have any questions or comments, please contact the undersigned at 404.736.7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle